Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

PAYMENT SERVICES ASIA LLC

and

H&Q NPS VAN INVESTMENT, LTD.

and

NET 1 UEPS TECHNOLOGIES, INC.

Relating to the Sale and Purchase of 13,433,000 Shares of Common Stock of KSNET, Inc.

Dated as of 14 September, 2010

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made as of 14 September 2010 by and among:

(1)	Payment Services Asia LLC, a Delaware limited liability company, whose registered office is at c/o CSC Entity Services, LLC, 103 Foulk Road, Suite 200, Wilmington, Delaware 19803 (“PSA”);

(2)

H&Q NPS Van Investment, Ltd., a corporation organized and existing under the laws of the Republic of Korea (“Korea”), whose registered office is at 3/F, Wonseo- Building, 171 Wonseo-Dong, Jongno-Gu, Seoul, Korea 110-280 (“H&Q”) (PSA and H&Q, each a “Seller” and, collectively, “Sellers”); and

(3)

Net 1 UEPS Technologies, Inc., a Florida corporation, whose registered office is at President Place, 4th Floor, Corner Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg 2196, South Africa (“Purchaser”).

The Purchaser and the Sellers are hereinafter jointly referred to collectively as the “Parties” and individually as the “Party”.

Whereas:

(A)

As of the date hereof, (i) PSA is the record owner of 6,716,500 shares of the common stock, par value 500 Won per share, of KSNET, Inc., a corporation organized and existing under the laws of Korea (the “Company”) (the “PSA Shares”, and all shares of such class, the “Common Stock”) and (ii) H&Q is the record owner of 6,716,500 shares of the Common Stock (the “H&Q Shares” and together with the PSA Shares, the “Purchased Shares”) of the Company;

(B)	The Purchased Shares represent 98.73% of the Company’s issued and outstanding share capital; and

(C)	Each Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Sellers, all of the Purchased Shares on the terms and conditions and for the consideration set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, each Seller and Purchaser agree as follows:

Article 1	Interpretation

Section 1.1	General

The words “hereof”, “herein”, and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References to one gender include all genders and references to the singular include the plural and vice versa. All Recitals and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The Table of Contents and the headings of Articles and Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part of this Agreement.

Section 1.2	Definitions

In this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise, the following terms shall have the respective meanings given to them below:

“Accountant Expert” has the meaning ascribed to it in Section 3.1.4;

“Affiliate” means, with respect to any Person, any other Person who (at the time when the determination is to be made), directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the specified Person;

“Agreement” has the meaning ascribed to it in the Preamble;

“Audited Financial Statements” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 12;

“Balance Sheet” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 12;

“Balance Sheet Date” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 12;

“Base Purchase Price” has the meaning ascribed to it in Section 3.1.1;

“Benefit Plan” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 20;

“Business Day” means a day which is not a Saturday, a Sunday or a day on which commercial banks located in Seoul, Korea are authorized or required by any applicable Law or other governmental action to be closed;

“Capital Gains Tax” means the taxes that are required to be withheld by Purchaser with respect to the capital gains, if any, of PSA arising from the sale of the Purchased Shares hereunder, pursuant to the Corporate Income Tax Law and the applicable tax treaty;

“Closing” means the completion of the sale and purchase of the Purchased Shares pursuant to Article 5 of this Agreement;

“Closing Date” means the date on which the Closing takes place;

“Closing Date Balance Sheet” has the meaning ascribed to it in Section 3.1.3;

“Closing Working Capital” has the meaning ascribed to it in Section 3.1.4;

“Common Stock” has the meaning ascribed to it in the Recitals;

“Company” has the meaning ascribed to it in the Recitals;

“Company Intellectual Property” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 25;

“Confidentiality Agreement” means the confidentiality agreement dated as of 9 June, 2010 between Sellers and Purchaser pursuant to which Sellers made available to Purchaser confidential documents and information relating to the Company;

“Contribution Payment” means a one-off contribution payment in the aggregate amount to be notified by Sellers to Purchaser on or prior to the Closing Date to be paid by the Company to all of the employees of the Company;

“Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or similar ownership interests, by contract or otherwise;

“Current Assets” means current assets in accordance with Korean GAAP consistently applied for all periods, but excluding deferred Tax assets, if any, as set out in the Closing Date Balance Sheet;

“Current Liabilities” means current liabilities in accordance with Korean GAAP consistently applied for all periods, but excluding deferred Tax liabilities, if any, as set out in the Closing Date Balance Sheet;

“Deductible” has the meaning ascribed to it in Section 8.4.6;

“Disclosure Materials” has the meaning ascribed to it in Section 8.4.1;

“Disclosure Schedules” means the Disclosure Schedules delivered by Sellers to Purchaser concurrently with the execution and delivery of this Agreement;

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership;

“Escrow Agent” means an escrow agent jointly appointed by Purchaser and Sellers, which shall be a major bank in Korea or a major international bank with a Seoul branch;

“Final Closing Date Balance Sheet” has the meaning ascribed to it in Section 3.1.4;

“Financial Statements” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 12;

“FTC Clearance” means the written notice from the Fair Trade Commission of Korea confirming that the acquisition of the Purchased Shares by Purchaser pursuant to this Agreement is not in violation of the Monopoly Regulation and Fair Trade Act of Korea and regulations thereunder;

“GAAP” means generally accepted accounting principles in Korea;

“Governmental Authority” means any government, state or political subdivision thereof, national or supranational body, court, tribunal or any person or body exercising executive, legislative, judicial, regulatory or administrative functions on behalf of any of them and includes all relevant securities commissions, stock exchange authorities, foreign exchange authorities, foreign investment authorities and similar entities or authorities;

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority;

“H&Q” has the meaning ascribed to it in the Preamble;

“H&Q Adjustment” has the meaning ascribed to it in Section 3.1.5;

“H&Q Allocation Ratio” means the Allocation Ratio set out against H&Q in column 4 of Schedule 1;

“H&Q Escrow Agreement” has the meaning ascribed to it in Section 5.4;

“H&Q Escrow Amount” means 3% of the H&Q Net Purchase Price;

“H&Q Net Purchase Price” has the meaning ascribed to it in Section 5.3;

“H&Q Payment” has the meaning ascribed to it in Section 3.1.5;

“H&Q Purchase Price” has the meaning ascribed to it in Section 3.1.2;

“H&Q Shares” has the meaning ascribed to it in the Recitals;

“ICC” means the International Chamber of Commerce;

“Indemnified Party” means either Seller Indemnified Party or Purchaser Indemnified Party, as the case may be;

“Indemnifying Party” has the meaning ascribed to it in Section 8.6.2;

“Intellectual Property” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 25;

“Interim Financial Statements” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 12;

“Interim Working Capital” has the meaning ascribed to it in Section 3.1.5;

“Korea” has the meaning ascribed to it in the Preamble;

“Law” means any constitution, law, treaty, statute, ordinance, code, rule, regulation, executive order, administrative order or other order, judgment or determination of any Governmental Authority, or any binding agreement with any Governmental Authority; “Licensed Intellectual Property” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 25;

“Losses” means all losses, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“Material Adverse Effect” means any state of facts, circumstance, change, event, development or effect that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business or prospects of the Company; provided, however, that none of the following shall constitute or be deemed to contribute to a Material Adverse Effect and otherwise shall not be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur: any adverse effect to the extent arising out of, resulting from or attributable to (i) general Korea or global economic or financial market conditions, including changes in interest or exchange rates; (ii) political conditions generally in Korea; (iii) changes in the industry in which Company operates; (iv) changes in Law, generally accepted accounting principles or other applicable accounting standards or the interpretations thereof; (v) acts of God or other calamities, labor strikes or work stoppages, national or international political or social conditions, including the threat or engagement by any country in hostilities, whether commenced before or after the date hereof; (vi) the announcement of this Agreement or the transactions contemplated hereby or the taking of any action required by this Agreement and the other agreements contemplated hereby; and (vii) the identity of Purchaser or its Affiliates; and provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i), (ii), (iii), (iv) or (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses;

“Material Contracts” has the meaning ascribed to it in Schedule 2, Part 1, paragraph 22;

“Maximum Indemnification Liability” has the meaning ascribed to it in Section 8.4.6; “Notice” has the meaning ascribed to it in Section 12.5.1;

“Party” or “Parties” has the meaning ascribed to it in the Preamble;

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights or authorizations obtained, or required to be obtained, from Governmental Authorities;

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity;

“Post-Closing Adjustment” has the meaning ascribed to it in Section 3.1.5;

“PSA” has the meaning ascribed to it in the Preamble; “PSA Adjustment” has the meaning ascribed to it in Section 3.1.5;

“PSA Allocation Ratio” means the Allocation Ratio set out against PSA in column 4 of Schedule 1;

“PSA Escrow Agreement” has the meaning ascribed to it in Section 5.4;

“PSA Escrow Amount” means 3% of the PSA Net Purchase Price;

“PSA Net Purchase Price” has the meaning ascribed to it in Section 5.3;

“PSA Payment” has the meaning ascribed to it in Section 3.1.5;

“PSA Purchase Price” has the meaning ascribed to it in Section 3.1.2;

“PSA Shares” has the meaning ascribed to it in the Recitals;

“Purchase Price” means the Base Purchase Price plus the PSA Adjustment and the H&Q Adjustment, if any, or minus the PSA Payment and the H&Q Payment, if any;

“Purchased Shares” has the meaning ascribed to it in the Recitals;

“Purchaser” has the meaning ascribed to it in the Preamble;

“Purchaser Indemnified Parties” has the meaning ascribed to it in Section 8.2;

“Representative” means, with respect to any Person, any and all partners, limited partners, managing directors, directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person;

“Seller” and “Sellers” have the meanings ascribed to them in the Preamble;

“Seller Indemnified Parties” has the meaning ascribed to it in Section 8.3;

“Seller’s Knowledge” means the actual knowledge of Messrs. Ji Min, Gordon Cho, Jong Won Lee, Pil Jae Ko and Phil-Hyun Oh after comprehensive consultation with Messrs. M.Y. Jun, M.B. Lee, K.H. Kang and Y.H. Cho;

“Share Pledges” means the share pledges granted by each Seller in favor of Hana Bank over a portion of the Purchased Shares owned by such Seller;

“STT” means the securities transaction tax imposed by the Tax Authority of Korea under the Securities Transaction Tax Law;

“Taxation” or “Tax” means all forms of taxation (including STT) whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local or foreign governmental or municipal impositions, duties, contributions, rates and levies (including social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any Person and all penalties, charges, costs and interest relating thereto;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any Law in relation to Taxation;

“Tax Exemption Application” has the meaning ascribed to it in Section 12.3.2;

“Third Party Claim” has the meaning ascribed to it in Section 8.6.5;

“Won” and “W” means the currency of Korea; and

“Working Capital” means: (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company.

Article 2	Sale and Purchase

2.1.1	Subject to the terms and conditions hereof, (i) PSA shall sell, and Purchaser shall purchase, the PSA Shares and (ii) H&Q shall sell, and Purchaser shall purchase, the H&Q Shares.

2.1.2	None of Sellers or Purchaser shall be obligated to complete the sale and purchase of any of the Purchased Shares unless the sale and purchase of all the Purchased Shares is completed simultaneously.

Article 3	Consideration

Section 3.1	Amount

3.1.1

The aggregate consideration for the sale and purchase of the Purchased Shares under this Agreement shall be an amount in cash equal to the sum of 270,000,000,000 Won (the “Base Purchase Price”), as adjusted by the Post-Closing Adjustment described in Section 3.1.5. The Base Purchase Price shall be allocated as set out in Schedule 1.

3.1.2

The Base Purchase Price shall consist of (i) an amount payable to PSA that represents an amount equal to the product of the Base Purchase Price and PSA Allocation Ratio (the “PSA Purchase Price”) and (ii) an amount payable to H&Q that represents an amount equal to the product of the Base Purchase Price and H&Q Allocation Ratio (the “H&Q Purchase Price”).

3.1.3

No later than twenty (20) Business Days after the Closing Date, Purchaser shall prepare and deliver to Sellers a balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein) (such balance sheet shall be prepared in accordance with the GAAP and on a basis consistent with that adopted in preparing the Financial Statements) (the “Closing Date Balance Sheet”). Sellers and their Representatives shall have twenty (20) Business Days following the receipt of the Closing Date Balance Sheet to review Purchaser’s determination of the Working Capital reflected thereon and during this period, Sellers and their Representatives shall have reasonable access to the work papers and other books and records of the Company and any other information which Sellers reasonably request for purposes of reviewing the Closing Date Balance Sheet (and the Working Capital reflected thereon) prepared by Purchaser. In the event that Sellers dispute the amount of the Working Capital as set forth in the Closing Date Balance Sheet prepared by Purchaser, Purchaser and Sellers shall in good faith attempt to reconcile their differences, and any resolution by them as to any such disputes shall be final, binding and conclusive to all of the Parties.

3.1.4

Notwithstanding any provision of Section 12.8 to the contrary, if Purchaser and Sellers are unable to resolve any such dispute amicably, any such dispute shall be finally resolved by an internationally recognized accounting firm (other than the accountants for Sellers or Purchaser) jointly appointed by Purchaser and Sellers (the “Accountant Expert”) who will determine the Working Capital as of the Closing Date (the “Closing Working Capital”). The determination of the Accountant Expert of the Closing Working Capital shall be completed in writing within twenty (20) Business Days after the appointment of the Accountant Expert, shall be final and binding upon Sellers and Purchaser and shall be enforceable in any court of competent jurisdiction, it being agreed that Sellers and Purchaser will equally share the fees and expenses of the Accountant Expert. All communications to the Accountant Expert shall be in writing and copied to the other Parties. The Accountant Expert shall act as an independent expert and will not act as an arbitrator. The Closing Date Balance Sheet as adjusted to reflect (i) any changes agreed to by the Parties or (ii) the determination of the Closing Working Capital by the Accountant Expert is referred to herein as the “Final Closing Date Balance Sheet”. Each of the Parties agrees to use its commercially reasonable efforts to cooperate with the Accountant Expert (including by executing a customary engagement letter reasonably acceptable to the Accountant Expert).

3.1.5

The post-closing adjustment (the “Post-Closing Adjustment”) shall be an amount equal to the Closing Working Capital as reflected on the Final Closing Date Balance Sheet minus the Working Capital as reflected on the Interim Financial Statements (the “Interim Working Capital”). The Post-Closing Adjustment shall consist of (i) if the Post-Closing Adjustment is a positive number, an amount payable to PSA that represents an amount equal to the product of the Post- Closing Adjustment and the PSA Allocation Ratio (the “PSA Adjustment”), and if the Post-Closing Adjustment is a negative number, an amount payable by PSA that represents an amount equal to the product of the Post-Closing Adjustment and the PSA Allocation Ratio (the “PSA Payment”) and (ii) if the Post-Closing Adjustment is a positive number, an amount payable to H&Q that represents an amount equal to the product of the Post-Closing Adjustment and the H&Q Allocation Ratio (the “H&Q Adjustment”), and if the Post-Closing Adjustment is a negative number, an amount payable by H&Q that represents an amount equal to the product of the Post-Closing Adjustment and the H&Q Allocation Ratio (the “H&Q Payment”).

Article 4	Conditions to Closing

Section 4.1	Conditions to Obligations of Purchaser

The obligations of Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfilment or waiver by Purchaser at or prior to the Closing of each of the following conditions:

4.1.1

Other than the representations and warranties of each Seller contained in paragraphs 1, 2, 3, 4, 6, 7 and 10 in Part 1 of Schedule 2, the representations and warranties of each Seller set out in Part 1 of Schedule 2 and any certificate delivered pursuant hereto shall be true and accurate in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though made at and as of such dates (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of each Seller contained in paragraphs 1, 2, 3, 4, 6, 7 and 10 in Part 1 of Schedule 2 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such dates (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

4.1.2	Subject to Purchaser’s compliance with Section 6.1.3 hereof, Purchaser shall have obtained the FTC Clearance on or prior to the Closing.

4.1.3

Each Seller shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by such Seller at or prior to the Closing.

4.1.4	Since the date of this Agreement, no Material Adverse Effect shall have occurred.

4.1.5

No claim, action or similar proceeding shall have been commenced against Purchaser, Sellers or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

4.1.6

All required approvals, consents and waivers required for the consummation of the transaction contemplated hereby shall have been received, and executed counterparts thereof shall have been delivered to Purchaser at or prior to the Closing.

Section 4.2	Conditions to Obligations of Sellers

The obligations of each Seller to consummate the transactions contemplated hereby shall be subject to the fulfilment or waiver by such Seller at or prior to the Closing of each of following conditions:

4.2.1

Other than the representations and warranties of Purchaser contained in paragraphs 1, 2, 3 and 4 in Part 2 of Schedule 2, the representations and warranties of Purchaser set out in Part 2 of Schedule 2 and any certificate delivered pursuant hereto shall be true and accurate in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as the date of this Agreement and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of each Seller contained in paragraphs 1, 2, 3 and 4 in Part 1 of Schedule 2 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

4.2.2

Purchaser shall have obtained and delivered evidence reasonably satisfactory to each Seller to demonstrate that all approvals, consents, exemptions, waivers, authorizations and orders required to be obtained by Purchaser and any filings required to be made by Purchaser on or before the Closing Date in connection with the transactions contemplated by this Agreement (including, without limitation, the FTC Clearance), in each case in any jurisdiction, have been obtained or made, as the case may be.

4.2.3

Purchaser shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing.

4.2.4

Purchaser shall have delivered a written confirmation to each Seller that Purchaser shall (i) not have any claims against any directors of the board of directors for any act or omission prior to the Closing Date and (ii) procure that the Company will not bring any claims against any directors of the board of directors for any act or omission prior to the Closing Date so long as it is permitted under Laws for Purchaser, the Company or the Board of Directors of the Company to do so.

4.2.5

No claim, action or similar proceeding shall have been commenced against Purchaser, Sellers or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

Article 5	Closing

Section 5.1	Date and Place

The Closing shall take place on or before 14 October 2010 at a location to be mutually agreed by Sellers and Purchaser, provided that if the Closing shall not have taken place by 14 October 2010, Sellers at their sole discretion shall have the option (but not the obligation) to extend the Closing Date for additional fifteen (15) days; provided, further, that on or prior to the last day of such extended Closing Date, the Sellers at their sole discretion shall have the option (but not the obligation) to extend the Closing Date for another additional fifteen (15) days.

Section 5.2	Closing Events

At the Closing, in addition to fulfilment of their respective obligations set forth in this Article 5, Sellers and Purchaser shall make the deliveries specified in Schedule 3.

Section 5.3	Payments

At the Closing, subject to Section 5.4, Purchaser shall pay (i) to PSA, an amount equal to the PSA Purchase Price less the applicable STT and the PSA Escrow Amount (the “PSA Net Purchase Price”) and (ii) to H&Q, an amount equal to the H&Q Purchase Price less the applicable STT and the H&Q Escrow Amount (the “H&Q Net Purchase Price”) by wire transfer of immediately available funds to an account or accounts, which shall be designated by each Seller at least two (2) Business Days prior to the Closing Date.

Within two (2) Business Days of the determination of the Closing Working Capital, either (X) Purchaser shall pay (i) to PSA, an amount equal to the PSA Adjustment less the applicable STT and (ii) to H&Q, an amount equal to the H&Q Adjustment less the applicable STT by wire transfer of immediately available funds to an account or accounts, which shall be designated by each Seller at least two (2) Business Days prior to the payment date or (Y) PSA shall pay to Purchaser the PSA Payment and H&Q shall pay to Purchaser the H&Q Payment by wire transfer of immediately available funds to an account or accounts, which shall be designated by Purchaser at least two (2) Business Days prior to the payment date.

Section 5.4	Escrow Agreement

At or prior to the Closing, (i) Purchaser, H&Q and the Escrow Agent shall enter into an escrow agreement in form and substance mutually acceptable to Purchaser and H&Q acting reasonably (the “H&Q Escrow Agreement”, with respect to which each of Purchaser and H&Q shall pay one-half of the fees and expenses of the Escrow Agent for the services to be rendered by the Escrow Agent thereunder) and (ii) Purchaser, PSA and the Escrow Agent shall enter into an escrow agreement in form and substance mutually acceptable to Purchaser and PSA acting reasonably (the “PSA Escrow Agreement”, with respect to which each of Purchaser and PSA shall pay one-half of the fees and expenses of the Escrow Agent for the services to be rendered by the Escrow Agent thereunder), in each case for the purpose of securing the indemnification obligations of H&Q and PSA, as the case may be, under Section 8.2 of this Agreement. Purchaser shall pay, or cause to be paid, to the Escrow Agent (A) the H&Q Escrow Amount, by wire transfer of immediately available funds, pursuant to the terms of the H&Q Escrow Agreement and (B) the PSA Escrow Amount, by wire transfer of immediately available funds, pursuant to the terms of the PSA Escrow Agreement.

Article 6	Covenants

Section 6.1	Pre-Closing Covenants

Purchaser and each Seller covenant and agree to take (or not to take, as the case may be) the following actions between the date hereof and the earlier of (i) the date of termination of this Agreement and (ii) the Closing Date:

6.1.1

Neither Seller shall enter into or agree to enter into any agreement (other than pursuant to this Agreement) providing for the sale of any shares of the Company, the merger or consolidation of the Company or the sale of business of the Company following Sellers’ wilful breach of this Agreement.

6.1.2

Each Seller (in its capacity as a shareholder) shall use its reasonable best efforts to ensure that the Company shall conduct its operations according to its ordinary and usual course of business and consistent with past practice (other than the payment of the Contribution Payment to the Company’s employees). Without limiting the generality of the foregoing, subject to applicable Law and absent written consent of Purchaser, each Seller shall cause the Company:

	(i)	to preserve and maintain all of its material Permits;

	(ii)	to pay its material debts, Taxes and other obligations when due;

	(iii)	to perform all of its material obligations under all Material Contracts relating to or affecting its material properties, assets or business;

	(iv)	to maintain its books and records in accordance with past practice;

	(v)	to comply in all material respects with all applicable Law; and

	(vi)	not to take or permit any action that would cause any of the changes, events or conditions described in Schedule 2, Part 1, paragraph 32 to occur.

6.1.3

Purchaser and each Seller shall cooperate with each other and use best efforts promptly to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all approvals, consents, exemptions, waivers, authorizations and orders which are required to consummate the transactions contemplated by this Agreement. Each Party shall review in advance, and shall consult with other Parties on any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement.

6.1.4

Sellers shall provide Purchaser and its Representatives, at Purchaser’s expense, with reasonable access during normal business hours to the properties, assets, books and records relating to the Company as Purchaser shall reasonably request in writing from time to time; provided that Sellers may restrict the foregoing access to the extent required by applicable Law or if Sellers reasonably believe that the information requested by Purchaser is subject to confidentiality obligations to third parties or subject Sellers to the risk of liability; and provided, further, that in the exercise of the foregoing rights, Purchaser shall not, and shall cause its Representatives not to, unreasonably interfere with the operation and conduct of the Company’s business and operation. All information received pursuant to this Section 6.1.4 shall be governed by the terms of the Confidentiality Agreement.

6.1.5	The Parties shall cooperate with each other so that a shareholders meeting may be convened on the Closing Date for the election of the directors nominated by Purchaser.

Section 6.2	Post-Closing Covenant

Purchaser shall maintain the employment of all employees of the Company in compliance with relevant labor Laws of Korea and shall not terminate, or reduce the number of, the employees of the Company in violation of the labor Laws of Korea.

Article 7	Representations and Warranties

Section 7.1	Representations and Warranties of Sellers

7.1.1

Each Seller, severally but not jointly (and as to itself only and not the other Seller), represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as set forth in Part 1 of Schedule 2.

7.1.2	Purchaser acknowledges and agrees that, except as expressly provided in Part 1 of Schedule 2, no Seller makes any representation or warranty with respect to the transactions contemplated hereby.

Section 7.2	Representations and Warranties of Purchaser

7.2.1	Purchaser represents and warrants to Sellers, as of the date hereof and as of the Closing Date, as set forth in Part 2 of Schedule 2.

7.2.2	Sellers acknowledge and agree that, except as expressly provided in Part 2 of Schedule 2, Purchaser makes no representation or warranty with respect to the transactions contemplated hereby.

Article 8	Indemnification; Limitation on Liability

Section 8.1	Survival of Representations and Warranties

Unless otherwise expressly specified in this Agreement, the representations and warranties, covenants, agreements or other obligations of the Parties contained in this Agreement, the H&Q Escrow Agreement, the PSA Escrow Agreement or in any certificate delivered pursuant hereto or in connection herewith shall survive the Closing for a period of six (6) months from the Closing Date; provided, however, that the representations and warranties of each Seller contained in paragraphs 1, 2, 3, 4, 6, 7 and 10 of Part 1 of Schedule 2 shall survive the Closing until the expiration of the statutes of limitation under the laws of Korea applicable to the claims arising out of the breach of such representations and warranties. All claims for indemnification under Section 8.2 must be asserted on or prior to the expiry of the relevant survival period set out in this Section 8.1.

Section 8.2	Indemnification by Sellers

For the time periods and subject to the limitations and conditions set forth in this Article 8, each Seller shall, severally but not jointly, defend, indemnify and hold harmless Purchaser and its Affiliates, as well as its successors and permitted assigns, officers, directors, partners, members, shareholders, representatives, agents and employees (collectively, the “Purchaser Indemnified Parties”) from and against, and shall pay and reimburse each of them for, any and all Losses that are sustained or incurred by any of the Purchaser Indemnified Parties by reason of, resulting from or arising out of (i) any inaccuracy in or breach of any of such representations and warranties made by such Seller; (ii) any breach of, or failure by, such Seller to perform any of its covenants, agreements or other obligations contained in this Agreement or (iii) in case of PSA only, any Capital Gains Tax not withheld and/or paid by the Purchaser.

Section 8.3	Indemnification by Purchaser

For the time periods and subject to the limitations and conditions set forth in this Article 8, Purchaser agrees to indemnify and hold harmless and defend each Seller and their respective Affiliates (excluding the Company), as well as their respective successors and permitted assigns, officers, directors, partners, members, shareholders, representatives, agents and employees (collectively, the “Seller Indemnified Parties”) from and against, and shall pay and reimburse each of them for, any and all Losses that are sustained or incurred by any of the Seller Indemnified Parties by reason of, resulting from or arising out of (i) any inaccuracy in or breach of any of the representations or warranties made by Purchaser in this Agreement or (ii) any breach of, or failure by, Purchaser to perform any of its covenants, agreements or other obligations contained in this Agreement.

Section 8.4	Limitation on Liability of Sellers

Liabilities of each Seller shall be subject to the following limitations:

8.4.1

No Seller shall be liable in respect of any claim for breach of this Agreement to the extent that the facts giving rise to the relevant claim have been disclosed to Purchaser in the Disclosure Materials. For the purposes hereof, “Disclosure Materials” means: the written information and documents (including the Financial Statements) provided to Purchaser by Sellers, the Company and their respective Representatives before the date of this Agreement in the virtual or physical data room, an index of which is set out in Schedule 4; the written responses given by Sellers, the Company and their respective Representatives before the date of this Agreement to questions raised by Purchaser in the due diligence process, copies of which are set of in Schedule 4; and the Disclosure Schedules.

8.4.2

Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

8.4.3	Purchaser shall not be entitled to recover from any Seller under this Agreement more than once in respect of the same Losses suffered by Purchaser.

8.4.4

The amount of any claim for a Loss under this Agreement shall be reduced (i) to the extent the relevant Purchaser Indemnified Party receives any insurance proceeds with respect to such Loss or (ii) to take into account any payment or other benefit actually received or enjoyed by the relevant Purchaser Indemnified Party with respect to such Loss. If a Purchaser Indemnified Party recovers any amount from any third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by any Seller pursuant to this Article 8, such Purchaser Indemnified Party shall promptly remit to the applicable Seller the excess (if any) of (i) the amount paid by such Seller in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of such Loss.

8.4.5

Unless and until the Closing occurs in accordance with the terms of this Agreement or if this Agreement is terminated for any reason whatsoever, no Seller shall have any liability to Purchaser, whether in tort, contract or otherwise, except in case the liability arises as a result of fraud or wilful misconduct by such Seller.

8.4.6

In the event the Closing occurs, each Seller shall have no liability to Purchaser, whether in tort, contract or otherwise, except for the indemnification obligations set forth in Section 8.2, which shall be subject to: each Seller shall have no liability unless and until the total of all Losses for which such Seller is liable exceeds an amount equal to 250,000,000 Won (the “Deductible”), and then only for the amount by which such Losses exceed the Deductible, up to a maximum aggregate liability for each Seller equal to 12,500,000,000 Won (for each Seller, the “Maximum Indemnification Liability”); provided, that with respect to indemnification obligations arising from any inaccuracies in or breaches of the representations and warranties contained in (A) paragraphs 8, 9 and 11 through 32 of Part 1 of Schedule 2 only, each Seller shall have no liability for more than an amount equal to the product of any Losses times the H&Q Allocation Ratio or the PSA Allocation Ratio, as applicable to such Seller and (B) paragraphs 1, 2, 3, 4, 6, 7 and 10 of Part 1 of Schedule 2 and in case of PSA only, its indemnification obligations under Section 8.2(iii) relating to the Capital Gains Tax, neither the Deductible (or the subtraction of the amount of such Deductible from total liability) nor the Maximum Indemnification Liability shall be applicable to such Seller; provided further, that the aggregate liability of each Seller (regardless of whether such liability is based in tort, contract or otherwise) shall not exceed an amount equal to 100.0% of the PSA Net Purchase Price or the H&Q Net Purchase Price, as applicable to such Seller.

8.4.7

Obligations and liabilities of Sellers under this Agreement are several and not joint and in no event shall any Seller be obligated to indemnify Purchaser under this Agreement or otherwise liable to Purchaser (regardless of whether such liability is based in tort, contract or otherwise) for any Losses incurred by Purchaser by reason of, resulting from or arising out of any inaccuracy in or breach of any of the representations or warranties, covenants, agreements or other obligations made by the other Seller in this Agreement.

8.4.8

Except as otherwise expressly provided in this Agreement, the compensations provided in Article 8 shall be the sole and exclusive right and remedy of Purchaser for all Losses as a result of or due to any breach of any representation or warranty, covenant, agreement or other obligation of a Seller under this Agreement, and therefore, it is specifically agreed that no claim for damages, reduction of the consideration or other remedies whatsoever under any Law or legal principle shall be available to Purchaser against any Seller, except in case the liability arises as a result of fraud or wilful misconduct by such Seller.

Section 8.5	Limitation on Liability of Purchaser

Liabilities of Purchaser shall be subject to the following limitations:

8.5.1	Purchaser shall not be liable in respect of any claim for breach of this Agreement to the extent that the facts giving rise to the relevant claim were notified by Purchaser to Sellers.

8.5.2

Sellers shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses, which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

8.5.3	A Seller shall not be entitled to recover from Purchaser under this Agreement more than once in respect of the same Losses suffered by such Seller.

8.5.4

The amount of any claim for a Loss under this Agreement shall be reduced (i) to the extent the relevant Seller Indemnified Party receives any insurance proceeds with respect to such Loss or (ii) to take into account any payment or other benefit actually received or enjoyed by the relevant Seller Indemnified Party with respect to such Loss. If a Seller Indemnified Party recovers any amount from any third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by Purchaser pursuant to this Article 8, such Seller Indemnified Party shall promptly remit to Purchaser the excess (if any) of (i) the amount paid by the Purchaser in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of such Loss.

Section 8.6	Procedure for Indemnification

8.6.1

If a Party becomes aware of any matter or circumstance that may give rise to a claim against the other Party, such Party shall as soon as reasonably practicable give a written notice thereof (a “Claim Notice”) to such other Party setting out such information as is available to such Party as is reasonably necessary to enable such other Party to assess the merits of the claim, to act to preserve evidence and to make such provision as such other Party may consider necessary.

8.6.2

A Claim Notice under this Agreement by any of Seller Indemnified Parties or Purchaser Indemnified Parties to the indemnifying Party (“Indemnifying Party”) shall specify in reasonable detail the legal and factual basis of the claim and the evidence on which the relevant Party giving such Claim Notice relies and, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event). No delay in providing a Claim Notice by the Indemnified Party shall relieve the Indemnifying Party of its indemnification obligations hereunder, except in case where any right or defense available to the Indemnifying Party is prejudiced or otherwise impaired by reason of such delay, provided that notwithstanding anything to the contrary contained herein, no claim may be asserted nor may any action be commenced against any Indemnifying Party unless a Claim Notice for such claim or action is given prior to the termination of the relevant survival period set out in Section 8.1.

8.6.3

The Indemnifying Party shall have thirty (30) Business Days after its receipt of a Claim Notice to respond in writing to such Claim Notice. The Indemnified Party shall allow the Indemnifying Party and its Representatives to investigate the matter or circumstance alleged to give rise to the claim, and whether and to what extent any amount is payable in respect of the claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance as the Indemnifying Party or any of its Representatives may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) Business Day period, the Indemnifying Party shall be deemed to have rejected such Claim Notice, in which case the Indemnified Party shall have the right to commence arbitration or legal proceedings pursuant to Section 12.8 of this Agreement.

8.6.4

Any claim notified pursuant to this Section 8.6 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn at the later of (i) one (1) month after the expiry of the relevant survival period as set out in Section 8.1 or (ii) two (2) months after the date of the Claim Notice for such claim, unless at such time arbitration or legal proceedings in respect of the relevant claim (x) have been commenced (in the case of legal proceedings by being both issued and served) and (y) are being and continue to be pursued with reasonable diligence.

8.6.5

If any claim is instituted by a third party (including any Governmental Authority) against any Indemnified Party (a “Third Party Claim”), the Indemnified Party shall promptly, but in no event more than fifteen (15) days following such Indemnified Party’s receipt of such a Third Party Claim, send a claim notice to the Indemnifying Party.

8.6.6

The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defense of a Third Party Claim by advising the Indemnified Party of its election within thirty (30) days of the date it receives notice of the Third Party Claim from the Indemnified Party. If the Indemnifying Party elects to participate in or assume control of such negotiation, settlement or defense, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control the negotiation, settlement or defense of such Third Party Claim, and the Indemnified Party shall have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf; provided, however, that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Indemnifying Party has requested the Indemnified Party to participate in such negotiation, settlement or defense, (ii) in the reasonable opinion of counsel to the Indemnified Party, there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (iii) in the reasonable opinion of the counsel to the Indemnifying Party, there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that would make such separate representation advisable, in any of which events the Indemnifying Party shall be responsible for reasonable fees and expenses of the Indemnified Party’s counsel.

8.6.7

The Indemnified Party shall cooperate with the Indemnifying Party so as to permit the Indemnifying Party to conduct the negotiation, settlement and defense of a Third Party Claim and for this purpose shall preserve all relevant documents in relation to such Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of such Third Party Claim. If the Indemnifying Party (i) elects not to compromise or defend such Third Party Claim, (ii) fails to notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or (iii) elects to assume control of the negotiation, settlement or defense of the third party claim but thereafter fails to conduct such negotiation, settlement or defense with reasonable diligence, then the Indemnified Party shall be entitled to assume such control and settle, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim.

8.6.8

Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except that the Indemnifying Party shall have the right to settle a Third Party Claim if such settlement does not lead to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim.

8.6.9

The Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Article 8, no Indemnifying Party shall have any liability for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party without the prior written consent of such Indemnifying Party (subject to the foregoing sentence).

Article 9	Termination

Section 9.1	Termination by Mutual Consent

This Agreement may be terminated at any time prior to the Closing by the mutual written consent of Sellers and Purchaser.

Section 9.2	Termination by Sellers or Purchaser

This Agreement may be terminated at any time prior to the Closing upon written notice by either Purchaser or Sellers if the other Party shall have breached, in material respects, any of its representations, warranties, covenants or other obligations under this Agreement and such breach shall be reasonably considered incapable of cure or has not been cured within ten (10) Business Days following the giving of written notice of such breach to the breaching Party.

Section 9.3	Effect of Termination

Upon termination of this Agreement in accordance with Section 9.1 or 9.2, except for the provisions of Articles 1, 8, 10 and 12 and this Section 9.3, which shall survive termination, this Agreement shall become void and have no effect and no Party shall have any liability to any of the other Parties or their respective Affiliates or their respective successors and permitted assigns, officers, directors, partners, members, shareholders, representatives, agents, advisors, and employees; provided, however, that in the event that this Agreement is terminated pursuant to Section 9.2, nothing herein will relieve any Party from liability for any breach of any provision of this Agreement prior to such termination, subject to the limitations set forth in Article 8.

Article 10	Confidentiality

Section 10.1	Announcements

Prior to Closing, no Party shall make any press release or other public announcement concerning the transactions contemplated by this Agreement without the prior written approval of the other Parties, except as may be required by applicable Law. If any Party determines that it is required by applicable Law to make disclosure, it shall send a written notice to such effect, accompanied by the text of the proposed disclosure, to the other Parties as far in advance as practicable, and shall reflect any reasonable comments made by the other Parties relating to the proposed disclosure.

Section 10.2	Confidentiality regarding this Agreement

10.2.1

After the date hereof, each of the Sellers and Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained in connection with or as a result of entering into this Agreement (or any other agreement entered into pursuant to this Agreement) which relates to:

	(i)	the existence and the provisions of this Agreement and of any such other agreements; or

	(ii)	the negotiations relating to this Agreement (and any such other agreements).

10.2.2

Purchaser acknowledges that it has entered into the Confidentiality Agreement prior to the date hereof and confirms that all confidential documents and information concerning the Company shall be subject to the obligations set forth therein.

10.2.3	Section 10.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)

the disclosure or use is required by applicable Law, any regulatory body or any recognized stock exchange; provided, however, that notwithstanding the proviso contained in the last paragraph of this Section 10.2.3, (A) Sellers acknowledge that Purchaser will be required to issue a press release and to file a Current Report on Form 8-K with the U.S. Securities and Exchange Commission disclosing the entry into this Agreement and describing the terms hereof and (B) Sellers agree that Purchaser may file a copy of this Agreement with such Current Report on Form 8-K;

(ii)	the disclosure or use is required for the purpose of any judicial or regulatory proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement;

(iii)

the disclosure is made to professional advisers on terms that such professional advisers undertake to comply with the provisions of Section 10.2.1 and this Section 10.2.3 in respect of such information as if they were a party to this Agreement; or

(iv)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

provided, however, that prior to disclosure or use of any information pursuant to this Section 10.2.3(i) or (ii), the Party concerned shall promptly notify and consult with the other Party of such requirement with a view to providing such other Party with the opportunity to (x) contest such disclosure or use or (y) otherwise to consult and agree on the timing and content of such disclosure or use.

Section 10.3	Confidentiality regarding the Company Information

From and after the Closing, Sellers shall hold in confidence any and all written information concerning the Company, except to the extent that such information (a) is generally available to and known by the public through no fault of Sellers; (b) is lawfully acquired by Sellers from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (c) is independently developed or derived by Sellers. If Sellers are required or requested to disclose any information by judicial or administrative process, regulations, legal process, regulatory authority or examiner, oral questions, interrogatories, requests for information, subpoena, civil investigative demand or similar process or by other requirements of Law, it is agreed that Sellers will be able to disclose any such information without any liability, provided, however, that to the extent practicable, Sellers will provide Purchaser with prompt written notice of such request(s) so that Purchaser may seek an appropriate protective order and/or waive Sellers’ compliance with the provisions of this Section 10.3; provided, further that, to the extent practicable and at the cost of Purchaser, Sellers shall cooperate in Purchaser’s efforts to obtain reliable assurances that confidential treatment will be accorded to any such information.

Article 11	Non-competition; Non-solicitation

Section 11.1	Non-competition

For a period of one (1) year commencing on the Closing Date, Sellers shall not, directly or indirectly, acquire a controlling interest (whether in the form of equity or otherwise) in or (ii) manage, operate, control or participate (whether solely or jointly) in the management, operation or control of any corporation, partnership, business or other investment which conducts credit card value added network or banking value added network business in Korea without a prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed). For the avoidance of doubt, notwithstanding anything to the contrary contained herein, none of the provisions of this Agreement shall in any way limit the activities of Sellers in any brokerage, investment advisory, financial advisory, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of their business.

Section 11.2	Non-solicitation

For a period of three (3) years commencing on the Closing Date, each Seller shall not, directly or indirectly, hire or solicit any employee or Agent of the Company or encourage any such Person to leave such employment or agency relationship; except pursuant to a general solicitation which is not directed specifically to any such employees or Agents; provided, that nothing in this Section 11.2 shall prevent a Seller from hiring (i) any employee or Agent whose employment or agency relationship has been terminated by the Company or Purchaser or (ii) after one hundred eighty (180) days from the date of termination of employment, any employee or Agent whose employment or agency relationship has been terminated by the employee or Agent.

Article 12	Miscellaneous

Section 12.1	Entire Agreement; Amendments; Waiver

12.1.1

This Agreement (when executed and delivered), the Disclosure Schedules referred to herein, the Confidentiality Agreement, the PSA Escrow Agreement (when executed and delivered) and the H&Q Escrow Agreement (when executed and delivered) contain the entire understanding of the Parties with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings or intents between or among any of the Parties with respect to such subject matter.

12.1.2

No amendment, modification or waiver of this Agreement shall be binding or effective for any purpose unless it is made in writing signed by the Party against whom enforcement of such amendment, modification or waiver is sought. No course of dealing between the Parties shall be deemed to modify, amend or discharge any provision or term of this Agreement.

12.1.3

No delay by any Party in the exercise of any of its rights or remedies shall operate as a waiver thereof, and no single or partial exercise by any Party of any such right or remedy shall preclude any other or further exercise thereof. A waiver of any right or remedy on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on any other occasion.

Section 12.2	Successors and Assigns; Benefit

12.2.1

The rights of Purchaser and Sellers under this Agreement shall not be assignable by any such Party without the written consent of the other Party, provided that Purchaser without Sellers’ consent may assign its rights and obligations under this Agreement to its wholly-owned subsidiary but any such permitted assignment shall not relieve Purchaser of its obligations hereunder.

12.2.2

Unless otherwise provided in this Agreement, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder.

Section 12.3	Costs and Tax

12.3.1

All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses, whether or not the transactions contemplated by this Agreement are consummated.

12.3.2

PSA shall prepare and provide Purchaser with a Tax exemption application (the “Tax Exemption Application”) in respect of Capital Gains Tax. Upon receipt of the Tax Exemption Application, Purchaser shall file the Tax Exemption Application with the relevant Tax Authority as soon as practicable and in no event later than the ninth (9th ) day of the month immediately following the month that includes the Closing Date. If such Tax Exemption Application is accepted by the relevant Tax Authority, Purchaser shall deliver to PSA a copy of such acceptance immediately after the receipt of such acceptance.

Section 12.4	Interest

If any Party defaults in the payment when due of any sum payable under this Agreement (howsoever determined), the liability of such Party shall be increased to include interest on such sum at the rate of 10.0% per annum from the date when such payment is due until the date of actual payment. Such interest shall accrue from day to day.

Section 12.5	Notices

12.5.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i) in writing; and

(ii) delivered by hand, pre-paid first class post or courier using an internationally recognized courier company.

12.5.2	A Notice to PSA shall be sent to the following address, or such other person or address as PSA may notify to Purchaser from time to time: Payment Services Asia LLC c/o CSC Entity Services, LLC
103 Foulk Road, Suite 200 Wilmington, Delaware 19803, USA Attention: Gordon Lam

with a copy to:

Kim & Chang

Seyang Building, 223 Naeja-dong, Jongno-gu, Seoul, Korea Attention: Chang-Hyeon Ko, Esq.

12.5.3	A Notice to H&Q shall be sent to the following address, or such other person or address as H&Q may notify to Purchaser from time to time:

H&Q NPS Van Investment, Ltd.
3F, Wonseo-Building
171 Wonseo-Dong
Jongno-Gu, Seoul Korea 110-280
Attention: Corey Kim

with a copy to:

Kim & Chang
Seyang Building, 223 Naeja-dong, Jongno-gu, Seoul, Korea
Attention: Chang-Hyeon Ko, Esq.

12.5.4	A Notice to Purchaser shall be sent to the following address, or such other person or address as Purchaser may notify to Sellers from time to time:

Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Corner Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa
Attention: Herman Kotze

with a copy to:

Yulchon, Attorneys at Law (Seoul Office)
Textile Center 12F
944-31 Daechi 2-dong, Gangnam-gu
Seoul 135-713, Korea
Attention: Robert B. Lee, Esq. and Jin Kook Lee, Esq.

And

DLA Piper LLP (USA)
1251 Avenue of the Americas
New York, New York 10020-1104, USA
Attention: Marjorie Sybul Adams, Esq.

A Notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand or courier.

Section 12.6	Severability

The Parties agree that (a) the provisions of this Agreement shall be severable in the event that any of the provisions hereof is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, (b) such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable and (c) the remaining provisions shall remain enforceable to the fullest extent permitted by applicable Law.

Section 12.7	Execution in Counterparts; Electronic Execution.

This Agreement may be executed in any number of counterparts and by different Parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement, and shall become binding when one or more counterparts have been signed by each of the Parties and delivered to each of the other Parties. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any Party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

Section 12.8	Arbitration

Except for claims for a preliminary injunction, temporary restraining order or other temporary relief, any dispute arising out of or in connection with this Agreement, including a dispute as to the validity or existence of this Agreement and/or this Section 12.8, shall be resolved by arbitration in Seoul, Korea conducted in English by three arbitrators pursuant to the rules of the ICC, save that, unless Sellers and Purchaser agree otherwise:

(i)

the third arbitrator, who shall act as chairman of the tribunal, shall be chosen by the two arbitrators appointed by or on behalf of Sellers and Purchaser, respectively. If the third arbitrator is not chosen and nominated to the ICC for appointment within thirty (30) days of the date of confirmation by the ICC of the later of the two party-appointed arbitrators to be confirmed, he shall be chosen by the ICC;

(ii)	the tribunal shall draw up, and submit to the Parties for signature, the terms of reference within twenty one (21) days of receiving the file.

The terms of reference shall not include a list of issues to be determined; and

(iii)

the tribunal shall have the authority to award any remedy or relief in accordance with the terms of this Agreement, including a declaratory judgment, specific performance of any obligation created under this Agreement or an injunction.

Section 12.9	Specific Performance

Each of Sellers and Purchaser acknowledge that monetary damages would not be an adequate remedy if any Party fails to perform in any material respect any of such Party’s obligations hereunder and accordingly agree that each Party, in addition to any other remedy to which it may be entitled and subject to the limitations and conditions set forth in Article 8, shall be entitled to seek specific performance of the obligations of any other Party in accordance with the terms and conditions of this Agreement to the fullest extent permitted by applicable Law. No remedy available under this Agreement shall be exclusive of any other remedy. All available remedies under this Agreement shall be cumulative.

Section 12.10	English Language

This Agreement is made only in the English language. In the event of any conflict between the English language version of this Agreement and any translation hereof, the English language version shall prevail.

Section 12.11	Governing Law; Consent to Jurisdiction

12.11.1	This Agreement shall be governed by and construed in accordance with the laws of Korea.

12.11.2

Subject to Section 12.8, each of Sellers and Purchaser hereby irrevocably and unconditionally agree to submit to the non-exclusive jurisdiction of any court of competent jurisdiction for preliminary injunction, temporary restraining order or other temporary relief and further agree to submit to the non-exclusive jurisdiction of such court for the enforcement of any arbitral award rendered under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by respective duly authorized representatives as of the date first above written.

SELLERS:

PAYMENT SERVICES ASIA LLC

By: /s/ Gordon Lam
         Name: Gordon Lam
         Title: Manager

Executed in Hong Kong SAR

H&Q NPS VAN INVESTMENT, LTD.

By: /s/ Corey H. Kim
       Name: Corey H. Kim
       Title: Principal

Executed in Hong Kong SAR

PURCHASER:

NET 1 UEPS TECHNOLOGIES, INC.

By: /s/ H. G. Kotzé
       Name: H. G. Kotzé
       Title: CFO & Director

Executed in Hong Kong SAR

[Signature Page to Share Purchase Agreement]

SCHEDULE 1

Details of Purchased Shares and Base Purchase Price

(1)	(2)	(3)	(4)

Name of Seller	Number of	Base Purchase Price	Allocation Ratio
	Purchased
	Shares

Payment Services Asia LLC (“PSA”)	6,716,500	~~W~~135,000,000,000	50%
H&Q NPS VAN Investment, Ltd. (“H&Q”)	6,716,500	~~W~~135,000,000,000	50%
TOTAL	13,433,000	~~W~~270,000,000,000	100%

SCHEDULE 2

Part 1: Representations and Warranties of Each Seller

Each Seller, severally but not jointly (and as to itself only and not the other Seller), represents and warrants to Purchaser that, as of the date hereof, the following statements are true and accurate:

1.

It (i) has been duly organized under applicable jurisdiction of organization or incorporation and (ii) is validly existing and is good standing (where applicable) as a company, corporation, or statutory judicial corporation duly organized under the laws of the applicable jurisdiction of organization or incorporation.

2.	It has the legal right and full power and authority to enter into and perform this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.

3.

The execution, delivery and performance by it of this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement, and the consummation by it of the transactions contemplated by thereby have been duly authorized by all necessary corporate action.

4.

Each of this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement, has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.

The execution, delivery and performance by it of this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement, and the consummation by it of the transactions thereby will not (i) violate, conflict with or result in a breach of any provisions of its constitutional documents or any resolution adopted by its board of directors or shareholders, (ii) violate any applicable Law, or (iii) violate or conflict with, or constitute (with due notice or lapse of time or both) a default under, any agreement or instrument to which it is a party or by which it is bound.

6.

It has the legal title to, the full beneficial interest in and the legal right and power to sell and deliver, the PSA Shares and the H&Q Shares, respectively, free and clear of Encumbrances (except for the Share Pledges, which shall be released on or prior to the Closing) or an agreement, arrangement or obligation to create any Encumbrances.

7.	All the Purchased Shares owned by such Seller are duly and validly issued, fully paid and non-assessable.

8.

Except for filing a share transfer report with the relevant foreign exchange bank by PSA in accordance with the Foreign Investment Promotion Act, no registration or filing with, notice given to, or consent or approval of or other action by, any Governmental Authority or any other Person is or will be necessary for the valid execution, delivery and performance by it of this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement, or the consummation by it of the transactions contemplated thereby.

9.	The Company does not own, or have any Controlling interest in any shares or have a Controlling ownership interest in any other Person.

10.

The authorized capital stock of the Company consists of 36,500,000 shares of common stock, par value 500 Won per share, of which as of the date hereof 13,605,766 shares of common stock are issued and outstanding. The Company owns two shares of treasury stock. There are no outstanding options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character made by the Company relating to the shares of capital stock of the Company or obligating any Seller or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, profit participation or similar rights. Except for the shareholders agreement dated 29 December 2006 between Sellers, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Purchased Shares.

11.

The Company has complied in all material respects with all Laws applicable to it or its business, properties or assets, including without limitation, with respect to (i) satisfying the registration and insurance requirements for operation of its escrow services, (ii) keeping records of the electronic transactions for the electronic transaction users to inspect, confirm and correct the details of such electronic transactions, and (iii) protecting personal credit information; and has all necessary Permits required to operate its respective current businesses and is operating in compliance with such Permits in all material respects.

12.

Complete copies of the Company's audited financial statements consisting of the balance sheet of the Company as of 31 December 2009 and the related statements of income and retained earnings, stockholders' equity and cash flow for the year then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of the Company as of 30 June 2010 and the related statements of income and retained earnings, stockholders' equity and cash flow for the six month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered to Purchaser, together with the reports thereon of the external auditors of the Company. The balance sheet of the Company as of 31 December 2009 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date”. The Financial Statements (A) have been prepared in all material respects in accordance with GAAP and (B) fairly present in all material respects the financial condition, the results of operations, changes in shareholders’ equity and cash flows of the Company as at the date of and for the period referred to in the Financial Statements.

13.

Except as set forth in Section 13 of the Disclosure Schedules, the Company has no material liabilities or obligations of any nature whatsoever, absolute or contingent, accrued or unaccrued, matured or unmatured (including contingent liabilities remaining with respect to which the Company may have joint and several liability as a result of its spin-off from Chosun Trading Company), except for such liabilities or obligations (i) which are adequately reflected or reserved against in the Financial Statements as the Balance Sheet Date, (ii) which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (iii) which have been incurred due to actions required to be taken pursuant to this Agreement, actions taken with Purchaser’s written consent or actions not taken because Purchaser did not give its consent after such consent was requested.

14.

Except as set forth in Section 14 of the Disclosure Schedules, since the Balance Sheet Date through the date hereof, the Company has conducted its business in the ordinary course in all material respects, and there has not been any change, event, development or effect that has had or is reasonably expected to have a Material Adverse Effect.

15.

Except as set forth in Section 15 of the Disclosure Schedules, there are no claims, actions or similar proceedings pending or, to the Seller's Knowledge, threatened (a) against or by the Company affecting any of its properties or assets (or by or against a Seller or any Affiliate thereof and relating to the Company); or (b) against or by the Company, Sellers or any Affiliate of a Seller that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Seller’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such claim, action or similar proceeding.

16.

There are no outstanding obligations under any Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets. To the Seller’s Knowledge, no event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

17.

The Company has good, valid and marketable title to, or a valid leasehold interest in, all material real property and material personal property, including but not limited to Company Intellectual Property, and other assets reflected in the Audited Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances, except as set forth in Section 17 of the Disclosure Schedules.

18.	Tax.

(i)

The Company has or will have (i) duly filed all Tax returns that are required to be filed on or before the Closing Date with each appropriate Tax Authority, (ii) paid all Taxes (other than Taxes that are being contested in good faith and for which appropriate reserves have been set aside) and (iii) duly and timely withheld and paid over to the appropriate Tax Authorities all amounts required to be withheld and paid over for all periods under all applicable Laws and regulations; provided, however, that in case the Company has duly filed all Tax returns and duly paid and withheld all Taxes in accordance with applicable Law or the then prevailing tax-related practice of the same industry of the business of the Company as represented above but the Korean tax authorities nonetheless impose Taxes on the Company, the Sellers shall not be deemed to be in breach of the representations and warranties under this paragraph 18 unless and until such imposition of Taxes on the Company becomes final and non-appealable after the Company’s good faith contest.

	(ii)	There is no material Tax lien imposed by Korean taxing authority, outstanding against the assets, properties or business of the Company, other than liens for taxes not yet due and payable.

	(iii)	No Korean Tax audits or administrative or judicial proceedings are pending or being conducted or to the Seller’s Knowledge, threatened with respect to the Company.

(iv)

The Company is not a party to or bound by or has any obligation under any Tax allocation or Tax sharing agreement or similar contract or arrangement, or any similar agreement that obligates the Company to make any payment computed by reference to Taxes, taxable income or taxable losses of any other person.

	(v)	To the Seller’s Knowledge, the Company is not, nor at any time has been, a controlled foreign corporation within the meaning of Section 957 of the U.S. Internal Revenue Code of 1986, as amended.

19.

Except as set forth in Section 19 of the Disclosure Schedules, the Company (A) has complied in all material respects with all employment agreements and rules of employment, (B) is in compliance in all material respects with all Laws relating to labor standards, labor unions and social insurance, and (C) has paid all compensation and statutory allowances to its employees under applicable Laws.

20.

Except as set forth in Section 20 of the Disclosure Schedules, the Company does not have any benefit, compensation (other than compensation and statutory allowances to its employees under applicable Laws), incentive, stock option, restricted stock, stock appreciation right, vacation, paid time off or other fringe-benefit plan, policy or program covering one or more employees and former employees of the Company (each, a “Benefit Plan”). There is no pending or, to the Seller's Knowledge, threatened action relating to a Benefit Plan.

21.

Except as set forth in Section 21 of the Disclosure Schedules, the Company is not a party to, or bound by, any collective bargaining or other material contract with a labor union representing any of its employees. To the Seller’s Knowledge, except as set forth in Section 21 of the Disclosure Schedules, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Company or any of its employees.

22.

For the purposes hereof, the “Material Contracts” means (i) all contracts of the Company involving aggregate consideration in excess of 500 million Won, (ii) all contracts between the Company and its agents, (iii) all contracts between the Company and credit card companies and (iv) all loan agreements to which the Company is a party. To the Seller’s Knowledge, each Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally and by general principles of equity. To the Seller’s Knowledge, the Company has not violated the terms of, or is or is alleged to be in breach of or default under in any material respect, any of the Material Contracts. To the Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

23.	The Company has no obligation to pay royalty payments to a VAN company called KIS I&C for any of the Company’s cash receipt transactions executed on the Company’s VAN terminals.

24.

The minute books and stock record books of the Company since 1 January 2007 are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of the Company since 1 January 2007 in all material respects contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, the board of directors and any committees of the board of directors of the Company, and to the Seller’s Knowledge, no meeting, or action taken by written consent, of any such stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

25.	Intellectual Property.

A.

For the purposes hereof, the “Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to applicable Laws of any applicable jurisdiction throughout the world, including such property that is owned by the Company (the “Company Intellectual Property”) and that in which the Company holds exclusive or non-exclusive rights or interests granted by license from other Persons, including Sellers (the “Licensed Intellectual Property”):

(i)

trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by applicable Law, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications;

(ii)	internet domain names, whether or not trademarks, registered in any generic top level domain by any authorized private registrar or Governmental Authority;

(iii)

original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered, unregistered or arising by applicable Law), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications;

(iv)

confidential information, formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable; and

(v)

patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals of such patents and applications.

B.

To the Seller’s Knowledge, all required filings and fees related to the Company Intellectual Property registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Company Intellectual Property registrations are otherwise in good standing.

C.

To the Seller’s Knowledge, the Company owns all right, title and interest in and to the Company Intellectual Property, free and clear of Encumbrances. To the Seller’s Knowledge, the Company is in full compliance with all legal requirements applicable to the Company Intellectual Property and the Company's ownership and use thereof.

D.

To the Seller’s Knowledge, all agreements related to the Licensed Intellectual Property are valid, binding and enforceable between the Company and the other parties thereto, and the Company is in all material respects in compliance with the terms and conditions of such agreements.

E.

To the Seller’s Knowledge, the Company Intellectual Property and Licensed Intellectual Property as currently or formerly owned, licensed or used or proposed to be used by the Company, and the Company's conduct of its business as currently and formerly conducted and proposed to be conducted have not and do not infringe, violate or misappropriate the Intellectual Property of any Person. To the Seller’s Knowledge, except as set forth in Section 25.E of the Disclosure Schedules, none of the Sellers or the Company has received any communication, and no claim, action or similar proceeding has been instituted, settled or, threatened that alleges any such infringement, violation or misappropriation, and none of the Company Intellectual Property are subject to any outstanding Governmental Order.

F.

To the Seller’s Knowledge, all license, sublicense and other agreements relating to the Company Intellectual Property or the Licensed Intellectual Property are valid, binding and enforceable between the Company and the other parties thereto, and the Company is in all material respects in compliance with the terms and conditions of such agreements. To the Seller’s Knowledge, no Person has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Company Intellectual Property.

26.

To the Seller’s Knowledge, all inventory owned by the Company is free and clear of all Encumbrances, and except as set forth in Section 26 of the Disclosure Schedules, no material inventory is held on a consignment basis. To the Seller’s Knowledge, the quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

27.

To the Seller’s Knowledge, the accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the date thereof have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice and the reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

28.	The Company maintains a system of internal accounting controls sufficient to satisfy the requirements of applicable Laws.

29.

Neither it, nor to the Seller’s Knowledge, the Company, has offered or made payments of money or given anything of value, or has promised pay or give anything of value to any public or political official, to induce such official to use his or her influence with a government or instrumentality to obtain an improper business advantage for the Company in violation of applicable Laws.

30.

Neither it, nor to the Seller’s Knowledge, the Company, has any business relations with any person or entity listed on the United States' OFAC list of Specially Designated Nationals. Neither it, nor to the Seller’s Knowledge, the Company is a party to any contract or bid with, or conducts business in Cuba, Myanmar, Iran, Iraq, North Korea, Sudan or Zimbabwe or with a third party located therein or acting in their name.

31.

Except for the payment of the Contribution Payment and related legal fees thereof, the Company has not paid and will not pay any of the fees and expenses of the Sellers incurred in connection with the transactions contemplated by this Agreement.

32.

Absence of Certain Changes, Events and Conditions. To the Seller’s Knowledge, since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company, any:

	(i)	issuance, sale, redemption or acquisition of any debt or equity securities of the Company or the granting of any options or other rights to acquire the same;

	(ii)	adjustment, split, combination or reclassification or other amendment to the terms of its share capital;

	(iii)	amendment to its articles of incorporation or other organizational documents;

	(iv)	merger or consolidation with or into any other Person or the acquisition of another Person;

	(v)	entry into any proposed transaction or series of related transactions involving a change of control or any liquidation, dissolution or winding up of the Company;

	(vi)	declaration or paying of any dividends, or authorization or making of any distribution upon or with respect to any class or series of Company’s capital stock;

	(vii)	material change in any method of accounting or accounting practice of the Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(viii)

material change in the Company's cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(ix)

incurrence, assumption or guarantee of any indebtedness for borrowed money except with respect to unsecured current obligations and liabilities incurred in the ordinary course of business consistent with past practice;

(x)	transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Intellectual Property;

(xi)

acceleration, termination, or material modification to or cancellation of any Material Contract to which the Company is a party or by which it is bound other than in the ordinary course of business consistent with past practice;

(xii)	imposition of any Encumbrance upon any of the Company properties, capital stock or assets, tangible or intangible other than in the ordinary course of business consistent with past practice;

(xiii)

other than the Contribution Payment, grant of any bonuses or any general wage or salary increase in respect of its employees, other than as provided for in any written agreements, in connection with any promotions or change in positions of its employees or consistent with past practice;

(xiv)

entry into or termination of any employment agreement or collective bargaining agreement, written or oral, or modification to the material terms of any such existing agreement other than in the ordinary course of business consistent with past practice;

(xv)	loan given to, or entry into any other transaction with, any of its directors, officers and employees other than housing loans; or

(xvi)	agreement or commitment to do any of the foregoing.

SCHEDULE 2

Part 2: Representations and Warranties of Purchaser

Purchaser represents and warrants to Sellers that, as of the date hereof, the following statements are true and accurate:

1.

It (i) has been duly organized or incorporated under applicable jurisdiction of organization or incorporation; and (ii) is validly existing and is good standing (where applicable) as a company, corporation, or statutory judicial corporation duly organized under the laws of the applicable jurisdiction of organization or incorporation.

2.	It has the legal right and full power and authority to enter into and perform this Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.

3.

The execution, delivery and performance by it of this Agreement and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action.

4.

This Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.

The execution, delivery and performance by it of this Agreement and the consummation by it of the transactions contemplated by this Agreement will not (i) violate, conflict with or result in a breach of any provisions of its constitutional documents or any resolution adopted by its board of directors or shareholders, (ii) violate any applicable Law, or (iii) violate or conflict with, or constitute (with due notice or lapse of time or both) a default under, any agreement or instrument to which it is a party or by which it is bound.

6.	At the relevant time for payment, it will be able to pay the Purchase Price from its existing banking facilities and available cash.

7.

It is a sophisticated investor and its decision to purchase the Purchased Shares is based upon its own independent assessment of the financial and other affairs of the Company and of the other factors considered relevant by it to the acquisition of the Purchased Shares. It has not relied in entering this Agreement or any other agreement in connection with the transactions contemplated hereby upon any oral or written information from any Seller or any of Seller’s shareholders, directors, officers, employees, agents, advisors or representatives.

8.

Except for the FTC Clearance, no registration or filing with, or consent or approval of or other action by, any Governmental Authority or any other Person is or will be necessary for the valid execution, delivery and performance by it of this Agreement or the consummation by it of the transactions contemplated by this Agreement.

SCHEDULE 3

Closing Deliverables

1.	Seller’s Deliverables

At the Closing, each Seller shall deliver or make available to Purchaser the following:

(i)	Certified copies of resolutions and authorities of such Seller, reasonably satisfactory to Purchaser, authorising the execution, delivery and performance of this Agreement.

(ii)	Share certificates representing the PSA Shares and H&Q Shares, respectively, free and clear of any Encumbrances.

(iii)

Copies of such registration, filing, consent, approval or other action as listed in paragraph 8 of Part 1 of Schedule 2 (except for those which are not required to be obtained or made prior to the Closing).

(iv)	a duly executed PSA Escrow Agreement or H&Q Escrow Agreement, as applicable.

(v)

duly executed resignation letters of each member of the Board of Directors of the Company and a copy of shareholders’ resolutions appointing new members of the Board of Directors as designated by Purchaser.

2.	Purchaser’s Deliverables

At the Closing, Purchaser shall deliver or make available to Sellers the following:

(i)	Certified copies of resolutions and authorities of Purchaser, reasonably satisfactory to Sellers, authorising the execution, delivery and performance of this Agreement.

(ii)

Copies of such registration, filing, consent, approval or other action as listed in paragraph 8 of Part 2 of Schedule 2 (except for those which are not required to be obtained or made prior to the Closing).

(iii)	duly executed H&Q Escrow Agreement and the PSA Escrow Agreement.

SCHEDULE 4

Disclosure Materials